Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 15, 2007, with respect to the consolidated financial statements of Sherman Financial Group LLC and subsidiaries as of December 31, 2006 and for the year then ended (which report expressed an unqualified opinion and contains an explanatory paragraph related to 2005 restatement adjustments) included in the Annual Report of Radian Group Inc. on Form 10-K for the year ended December 31, 2008. The consolidated financial statements of Sherman Financial Group LLC and subsidiaries were not presented separately therein. We consent to the incorporation by reference in the Registration Statement of the aforementioned report, and to the use of our name as it appears under the caption “Experts.”

/s/ Grant Thornton LLP Grant Thornton LLP Raleigh, North Carolina July 16, 2009